UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Fiat S.p.A. and Avio Holding S.p.A., a company that is 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A., have signed an agreement for the sale of the aerospace activities of FiatAvio S.p.A., which will be contributed to the newly established company Avio S.p.A.

The aggregate enterprise value attributed to Avio S.p.A. is approximately 1,500 million euros.

The agreement is subject to certain conditions precedent, including the disbursement of financing and approval by the competent antitrust authorities. Once these conditions are satisfied, the deal should be closed by the end of the year, as expected.

This transaction will improve the financial position of the Group by about 1,400 million euros, for a net gain of about 700 million euros.

In this transaction Fiat has been advised by Lazard Co.

With its 14 plants, 9 research centers, and over 5,000 employees, FiatAvio generated 1,534 million euros in revenues in 2002, with operating income of 210 million euros.

Turin, July 1, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney